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TECHNICAL VENTURES INC.


February 7, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Ave., N.W.,
Washington, DC,  USA
20549

Attention:  Jennifer Thompson, Staff Accountant


RE: Technical Ventures Inc.,  File #33-2775-A

We have reviewed and agree with comments and requests extended in your correspondence of January 10th, 2005.

Accordingly we have amended our Report 8K of December 16, 2004 and have, accordingly, filed an amended Form 8K A on this date.

However, we are unable to address the accountant's reports for the two most recent fiscal years. These reports have not been completed due to the lack of cash flow and having to sustain the Company's subsidiary, thereby maintaining ongoing operations.

At the present time the company is attempting to secure working capital to immediately appoint a new accountant and initiate audits for fiscal 2003 and 2004, and their interim accounting periods.

The company acknowledges that, it is responsible for the adequacy and acuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours very truly,
Technical Ventures Inc.

/s/Larry R. Leverton

Larry R. Leverton
Secretary & Treasuer